# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ON24 INC., CIK 0001110611
CUSIP: 68339B104
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 301 HOWARD STREET, SUITE 1100, SAN FRANCISCO, California (CA), 94105
Date of event which requires filing of this statement: 12/29/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0000921895-22-003251
Filed by CIK 0001524362
Persons authorized to receive notices and communications: Zac Rosenberg, Indaba Capital Management, L.P., One Letterman Drive, BLDG D, Suite DM700, San Francisco, California (CA), 94129, 415-680-1030; Ryan Nebel, Dorothy Sluszka, Olshan Frome Wolosky LLP, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Indaba Capital Management, L.P. (CIK 0001524362): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,240,256; sole dispositive power 0; shared dispositive power 4,240,256; aggregate amount beneficially owned 4,240,256 (10% of the class)
  Comment: Based on 42,282,395 shares of common stock of ON24, Inc. (the "Issuer") outstanding as of November 3, 2025, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on November 10, 2025.
- IC GP, LLC (CIK 0001596505): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,240,256; sole dispositive power 0; shared dispositive power 4,240,256; aggregate amount beneficially owned 4,240,256 (10% of the class)
  Comment: Based on 42,282,395 shares of common stock of the Issuer outstanding as of November 3, 2025, as reported in the Issuer's Form 10-Q filed with the SEC on November 10, 2025.
- SCHRIER DEREK C (CIK 0001250078): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,240,256; sole dispositive power 0; shared dispositive power 4,240,256; aggregate amount beneficially owned 4,240,256 (10% of the class)
  Comment: Based on 42,282,395 shares of common stock of the Issuer outstanding as of November 3, 2025, as reported in the Issuer's Form 10-Q filed with the SEC on November 10, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: ON24 INC.
Address of issuer's principal executive offices: 301 HOWARD STREET, SUITE 1100, SAN FRANCISCO, California (CA), 94105
Comment:
The following constitutes Amendment No. 5 ("Amendment No. 5") to the Schedule 13D filed with the SEC by Indaba Capital Management, L.P. (the "Investment Manager"), IC GP, LLC ("IC GP") and Derek C. Schrier (collectively, "Indaba" or the "Reporting Persons") on December 20, 2022, as amended by Amendment No. 1 filed on March 13, 2023, Amendment No. 2 filed on January 18, 2024, Amendment No. 3 filed on February 26, 2024, and Amendment No. 4 filed on March 19, 2025. This Amendment No. 5 amends and restates the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby supplemented as follows:

On December 29, 2025, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with Cvent Atlanta, LLC, a Delaware limited liability company ("Parent"), and Summit Sub Corp., a Delaware corporation and wholly-owned subsidiary of Parent ("Merger Sub"). Parent and Merger Sub are affiliated with Cvent, Inc. and have agreed to acquire all of the Issuer's outstanding shares of common stock for $8.10 per share, in cash. Pursuant to and subject to the terms of the Merger Agreement, Merger Sub will merge with and into the Issuer (the "Merger"), with the Issuer continuing as the surviving company and wholly-owned subsidiary of Parent following the proposed transaction, as more fully described in the Form 8-K filed by the Issuer with the SEC on December 30, 2025.

Concurrently with the execution of the Merger Agreement, Indaba and certain other parties entered into separate voting and support agreements (each, a "Voting and Support Agreement") with Parent. Pursuant to the Voting and Support Agreement, Indaba agreed, among other things, to (i) vote or cause to be voted all of its shares of common stock of the Issuer in favor of the Merger and the transactions contemplated by the Merger Agreement and (ii) prior to the Expiration Time (as defined in the Voting and Support Agreement) and subject to limited exceptions, not to sell or otherwise transfer any of its shares of common stock other than with the consent of Parent. The Voting and Support Agreement terminates in certain circumstances, including, among others, upon a Company Adverse Recommendation Change (as defined in the Merger Agreement) and by written consent of Parent, the Issuer and each stockholder party thereto.

The foregoing description of the Voting and Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting and Support Agreement, which is attached hereto as Exhibit 99.1.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby supplemented to add the following:

On December 29, 2025, Indaba and Parent entered into the Voting and Support Agreement as defined and described in Item 4 above.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby supplemented to add the following exhibit:

99.1 - Voting and Support Agreement.

## Signatures
- Indaba Capital Management, L.P.: /s/ Derek C. Schrier, Derek C. Schrier, Managing Member of IC GP, LLC, its general partner (12/31/2025)
- IC GP, LLC: /s/ Derek C. Schrier, Derek C. Schrier, Managing Member (12/31/2025)
- SCHRIER DEREK C: /s/ Derek C. Schrier, Derek C. Schrier (12/31/2025)